

Mail Stop 4628

January 19, 2018

<u>Via E-mail</u>
Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-Q for the Fiscal Quarter Ended**
> **September 30, 2017**
> **Filed November 3, 2017**
> **File No. 1-12295**

Dear Mr. Deere:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources